Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries SE
ARBN 097 829 895
Appendix 4E – Preliminary Final Report Year Ended 31 March 2010

	Year Ended 31 March
	2010		2009
Key Information	US$M		US$M		Movement
Net Sales From Ordinary Activities		1124.6		1202.6	Down	6%
(Loss) Profit From Ordinary Activities After Tax Attributable to Shareholders		(84.9)		136.3	Down	—
Net (Loss) Profit Attributable to Shareholders		(84.9)		136.3	Down	—
Net Tangible Liabilities per Ordinary Share	US$	(0.27)	US$	(0.25)	Down	—
Dividend Information
•	No interim dividend for fiscal year 2010 will be paid to share/CUFS holders.

•	No final dividend for fiscal year 2010 will be paid to share/CUFS holders.

•	No interim or final dividend for fiscal year 2009 was paid to share/CUFS holders.
Movements in Controlled Entities during the year ended 31 March 2010
The following entities were created: JHCBM NV (11 May 2009), JHCBM Public Limited Company (2 June 2009), JHIHCBM Public Limited Company (2 June 2009), James Hardie Holdings Limited (10 June 2009), James Hardie International Finance Limited (10 June 2009) and James Hardie Technology Holdings Limited (16 June 2009)
The following entity was liquidated: James Hardie Pulp Co., Inc. (5 June 2009)
The following entity ceased to exist pursuant to a merger: James Hardie International Holdings B.V. (17 September 2009)
The following entities changed their name: James Hardie Industries N.V. changed its name to James Hardie Industries SE (19 February 2010), James Hardie Technology Holdings Limited changed its name to James Hardie Technology Limited (22 June 2009), JHCBM N.V. changed its name to James Hardie International Holdings N.V. (17 September 2009), and James Hardie International Holdings N.V. changed its name to James Hardie International Holdings SE (19 February 2010).
Audit
The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.
Results for the 4th Quarter and Year Ended 31 March 2010
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements
James Hardie Industries SE is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited. The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2009 Annual Report which can be found on the company website at www.jameshardie.com.